Northern Lights Fund Trust II

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

April 13, 2023

VIA E-mail and EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov and Jaea Hahn

Re:      ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

Beacon Tactical Risk ETF and Beacon Selective Risk ETF (S000080117 and S000080116)

Dear Mr. Parachkevov and Ms. Hahn:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Beacon Tactical Risk ETF and Beacon Selective Risk ETF (each a “Fund” and, collectively, the “Funds”), we hereby request acceleration of Post-Effective Amendment No. 541 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 541”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, on April 13, 2023, so that Post-Effective Amendment No. 541 would be declared effective on April 13, 2023. Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to 4:00 pm on Thursday, April 13, 2023, or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 541 because the Funds have already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 541. As previously noted in the cover letter to Post-Effective Amendment No. 541 filed on April 13, 2023, Post-Effective Amendment No. 541 was filed for the purpose of addressing staff comments on Post-Effective Amendment No. 540 (SEC Accession No. 0001580642-23-001827) which was filed for the purpose of adding a sub-adviser and addressing staff comments on Post-Effective Amendment No. 536 to the Trust’s registration statement on Form N-1A. The Prospectus and Statement of Additional Information for the Funds was originally filed on January 18, 2023, in Post-Effective Amendment No. 536. On April 4, 2023, the Trust received additional comments from the Commission staff with respect to the Funds, and those comments were addressed in Post-Effective Amendment No. 541.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By:       /s/ Kevin E. Wolf_________

Kevin E. Wolf

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

April 13, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Beacon Tactical Risk ETF and Beacon Selective Risk ETF

REQUEST FOR ACCELERATION. As the principal underwriter of the Beacon Tactical Risk ETF and Beacon Selective Risk ETF (the “Funds”), each a series of Northern Lights Fund Trust II, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on April 13, 2023, be accelerated to 4:00 pm on Thursday, April 13, 2023 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/_Kevin Guerette___

Kevin Guerette

President

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022